Exhibit 99.1

Achilles Therapeutics Reports First Quarter 2021 Financial Results and Recent Business Highlights

- Reported first clinical data from the CHIRON and THETIS trials and received recommendation from the Independent Data Safety Monitoring Committee to continue trials as planned -

- Completed initial public offering of ADSs raising $175.5 million in gross proceeds -

London, UK 11 May 2021 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing precision T cell therapies to treat solid tumors, today announced its financial results for the first quarter ended March 31, 2021 and recent business highlights.

“Achilles made significant progress in the first quarter of 2021. We reported the first clinical data from our ongoing CHIRON and THETIS trials evaluating our precision TIL cNeT therapy in patients with non-small cell lung cancer and melanoma, respectively, and priced our successful US initial public offering on Nasdaq, which closed just after quarter-end,” said Dr Iraj Ali, Chief Executive Officer of Achilles. “We continue to enroll and dose patients and have opened our first clinical sites in the US and EU. This year, we expect to report interim data from a total of ten patients that have received cNeT monotherapy across the CHIRON and THETIS trials and will also begin enrolling patients to receive higher dose cNeT. In addition, we will open Cohort B in the THETIS study to evaluate the addition of a PD-1 inhibitor to our cNeT therapy.”

Business Highlights

•	Received a recommendation from the Independent Data Safety Monitoring Committee to continue the ongoing Phase I/IIa CHIRON and THETIS trials as planned

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Announced initial clinical data from the first six patients dosed with the Company’s cNeT therapy showing encouraging evidence of cNeT engraftment, an overall tolerability profile similar to that of standard TIL products, stable disease in four out of the six patients, and one patient with tumor lesion reduction

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Presented data at the American Association of Cancer Research (AACR) annual meeting detailing the Company’s comprehensive translational research program and insights into the in vivo dynamics of cNeT post-dosing, and the potential to develop a potency-based release assay

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Strengthened the Board of Directors and Scientific Advisory Board with the additions of Julie O’Neill and Markwin Velders, Ph.D., respectively, and continued to build the team in the UK & US, including key appointments across manufacturing, supply chain and clinical operations, bio-processing and intellectual property

•	Received a Horizon 2020 grant as part of the Neoantigen Consortium, with the aim of developing a tool to predict neoantigen immunogenicity.

Financial Highlights

•	IPO: Priced an initial public offering of 9,750,000 ADRs at a public offering price of $18.00 per share for gross proceeds of $175.5 million. The IPO closed on April 6, 2021, after the quarter end.

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Cash and cash equivalents: Cash and cash equivalents were $159.3 million as of March 31, 2021 as compared to $177.8 million as of December 31, 2020, not including $160.6 million in net proceeds from the IPO which closed on April 6, 2021. The Company anticipates that its existing cash and cash equivalents plus the IPO proceeds are sufficient to fund its planned operations into the second half of 2023, including full funding of the ongoing Phase I/IIa CHIRON and THETIS clinical trials.

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Operating Expenses: Operating Expenses were $13.7 million for the quarter ended March 31, 2021, which included $8.9 million in Research & Development, and General and Administrative expenses of $4.8 million.

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Net loss: Net loss attributable to ordinary shareholders was $13.8 million for the quarter ended March 31, 2021 and the basic and diluted net loss per ordinary share was $8.38 for the quarter ended March 31, 2021.

Upcoming Events

•	Iraj Ali, Chief Executive Officer, will participate in a fireside chat at the BofA Securities 2021 Virtual Healthcare Conference at on Thursday, May 13, 2021, at 9:30 a.m. ET / 2:30 p.m. BST.

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A poster detailing abstract TPS9138 entitled, An Open-Label, Multi-Centre Phase I/IIa Study Evaluating the Safety and Clinical Activity of Clonal Neoantigen Reactive T cells in Patients with Advanced Non-Small Cell Lung Cancer (CHIRON), will be presented at the 2021 ASCO Annual Meeting taking place virtually from June 4-9, 2021. Full abstracts will be released on May 19, 2021 at ASCO.org.

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward-Looking Statements

This press release contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Further information:

Lee M. Stern – VP, IR & External Communications

+1 (332) 373-2634

l.stern@achillestx.com

Consilium Strategic Communications

Mary-Jane Elliott, Sukaina Virji, Melissa Gardiner

+44 (0) 203 709 5000

achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	March 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$159,262	$177,849
Prepaid expenses and other current assets	14,058	9,948

Total current assets	173,320	187,797

Non-current assets:
Property and equipment, net	15,479	13,369
Operating lease right of use assets	14,155	14,740
Deferred tax assets	4	4
Other assets	3,145	3,008

Total non-current assets	32,783	31,121

TOTAL ASSETS	$206,103	$218,918

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,787	$6,314
Income taxes payable	19	7
Accrued expenses and other liabilities	8,646	6,590
Operating lease liabilities-current	4,610	3,712

Total current liabilities	15,062	16,623
Non-current liabilities:
Operating lease liabilities-non-current	11,329	12,271
Other long-term liability	659	652

Total non-current liabilities	11,988	12,923

Total liabilities	27,050	29,546

Commitments and contingencies (Note 11)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 4,371,658 and 4,389,920 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020, respectively	6	6
Deferred shares, £0.001 par value; 109,058 and 30,521 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	—	—
Convertible preferred shares, £0.001 par value; no shares authorized, issued and outstanding as of March 31, 2021;104,854,673 shares authorized, issued and outstanding at December 31, 2020	134	134
Additional paid in capital	236,305	234,922
Accumulated other comprehensive income	14,385	12,322
Accumulated deficit	(71,777)	(58,012)

Total shareholders’ equity	179,053	189,372

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$206,103	$218,918

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2021	2020
OPERATING EXPENSES:
Research and development	$8,876	$3,830
General and administrative	4,832	1,736

Total operating expenses	13,708	5,566

Loss from operations	(13,708)	(5,566)
OTHER INCOME (EXPENSE), NET:
Other income (expense)	(45)	352

Total other income (expense), net	(45)	352

Loss before provision for income taxes	(13,753)	(5,214)
Provision for income taxes	(12)	—

Net loss	(13,765)	(5,214)

Other comprehensive income:
Foreign exchange translation adjustment	2,063	(6,510)

Comprehensive loss	$(11,702)	$(11,724)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(8.38)	$(6.13)

Weighted average ordinary shares outstanding—basic and diluted	1,641,938	850,377